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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            -----------------------

                                SCHEDULE 14D-9
                                AMENDMENT NO. 3

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            -----------------------

                      TRANSITIONAL HOSPITALS CORPORATION
                           (Name of Subject Company)

                      TRANSITIONAL HOSPITALS CORPORATION
                     (Name of Person(s) Filing Statement)


            Common Stock, Par Value $1.00 Per Share, Including the
  Associated Rights to Purchase Series B Junior Participating Preferred Stock
  ---------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  20 401 510
                    ---------------------------------------
                     (CUSIP Number of Class of Securities)

                                RICHARD L. CONTE
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                       TRANSITIONAL HOSPITALS CORPORATION
                            5110 WEST SAHARA AVENUE
                            LAS VEGAS, NEVADA  89102
                                 (702) 257-3600
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications
               on behalf of the Person(s) filing this Statement)

                          ---------------------------

                                   COPIES TO:

                                          JULIA L. KOPTA, ESQ.
STEPHEN D. SILBERT, ESQ.                  EXECUTIVE VICE PRESIDENT
CHRISTENSEN, MILLER, FINK, JACOBS,        AND GENERAL COUNSEL
 GLASER, WEIL & SHAPIRO, LLP              TRANSITIONAL HOSPITALS CORPORATION
2121 AVENUE OF THE STARS, SUITE 1800      5110 WEST SAHARA AVENUE
LOS ANGELES, CALIFORNIA  90067            LAS VEGAS, NEVADA  89102
(310) 553-3000                            (702) 257-3600
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     This Amendment No. 3 is filed to supplement and amend the information set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 dated May 19, 1997 as amended by Amendments Nos. 1 and 2 thereto (as amended, the "Schedule 14D-9") filed by Transitional Hospitals Corporation, a Nevada corporation (the "Company"), relating to the tender offer of LV Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Vencor, Inc., a Delaware corporation ("Vencor"), to purchase all the outstanding common stock, par value $1.00 per share, of the Company, including the associated rights to purchase Series B Junior Participating Preferred Stock upon the terms and conditions set forth in the Schedule 14D-1 dated May 7, 1997 filed by Purchaser and Vencor. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.


ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

     On June 10, 1997 the Company issued the press released attached hereto as
Exhibit 99.19 and incorporated herein by reference.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:

     Exhibit                             Description
     -------                             -----------

     99.19               Press Release of Company dated June 10, 1997.

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                                   SIGNATURE
                                   ---------



     After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 10, 1997                TRANSITIONAL HOSPITALS CORPORATION,
                                         a Nevada corporation


                                    By: /s/ RICHARD L. CONTE
                                        --------------------
                                    Name:   Richard L. Conte
                                    Title:  Chairman, Chief Executive Officer
                                            and President

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